                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ---------

                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934


                              Just For Feet, Inc.
         -------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock - $.0001 Par Value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   48213P106
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [XX].



                   (Cover Page continued on separate page.)

CUSIP Number  48213P106
              ----------


1.    Name of Reporting Person: Pamela Ruttenberg


      Social Security Number of Reporting Person:


2.    Check the Appropriate Box if a Member of a Group:

      (a)
      (b)


3.   SEC Use Only:

4.   Citizenship or Place of Organization: United States citizen

     Number of                 5. Sole Voting Power: None
     Shares Bene-
     ficially                  6. Shared Voting Power:  None
     Owned by
     Each                      7. Sole Dispositive Power: 1,437,648 shares
     Reporting
     Person With               8. Shared Dispositive Power: None

9.   Aggregate Amount Beneficially Owned by Reporting Person:
     1,437,648 shares

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares:
                                                                    ---

11.  Percent of Class Represented by Amount in Row 9: 18%

12.  Type of Reporting Person: IN

Item 1(a)     Name of Issuer: Just For Feet, Inc.

Item 1(b)     Address of Issuer's Principal Executive Office:
              3000 Riverchase Galleria, Suite 990, Birmingham, Alabama 35244

Item 2(a)     Name of Person Filing: Pamela Ruttenberg

Item 2(b)     Address of Principal Business Office or Residence:
              3000 Riverchase Galleria, Suite 990, Birmingham, Alabama 35244

Item 2(c)     Citizenship; United States Citizen

Item 2(d)     Title of Class of Securities:
              Common Stock, $.0001 Par Value

Item 2(e)     CUSIP Number : 48213P106

Item 3        Not applicable.

Item 4        Ownership:

              (a) Amount Beneficially Owned: 1,437,648 shares

              (b) Percent of Class: 18%

              (c) See answers to Cover Page Item Nos. (5), (6), (7) and (8).

Item 5        Ownership of 5% or Less of a Class: Not Applicable.

Item 6        Ownership of More than 5% on Behalf of Another Person; Not
              Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

Item 8        Identification and Classification of Members of the Group. Not
              Applicable.

Item 9        Notice of Dissolution of Group. Not Applicable.

Item 10       Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

                                                       3/28/95
                                           ------------------------------
                                           (Date)

                                            /s/ Pamela Ruttenberg
                                           ------------------------------
                                           (Signature)


                                           Pamela Ruttenberg, Secretary
                                           ----------------------------
                                           (Name and Title)